UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The9 Limited Adopted Ninth Amended and Restated 2004 Share Option Plan

Shanghai, China, August 27, 2021

The9 Limited (“The9” or the “Company”) adopted Ninth Amended and Restated 2004 Share Option Plan (the “Amended Plan”), as approved and authorized by the board of directors of the Company, effective August 27, 2021. The Amended Plan amends and restates the previously adopted Eighth Amended and Restated 2004 Share Option Plan (the “Original Plan”) of the Company in its entirety and assumes all awards granted under the Original Plan. The number of Class A ordinary shares that are available for award grant purposes under the Amended Plan increased by 150,000,000 Class A ordinary shares from 100,000,000 Class A ordinary shares to 250,000,000 Class A ordinary shares. The Amended Plan will expire upon the twentieth anniversary of its effective date.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

	By:	/s/ George Lai
	Name:	George Lai
	Title:	Director and Chief Financial Officer

Date: August 27, 2021